

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Dongning Wang
Chief Financial Officer
Chindata Group Holdings Ltd
No. 47 Laiguangying East Road
Chaoyang District, Beijing, 100012
The People's Republic of China

> **Re: Chindata Group Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-39556**

Dear Mr. Wang:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2021

Introduction, page 1

1. Please revise your definition of China or PRC to remove the exclusion of Hong Kong and Macau from this definition.

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with Our VIEs and Their Respective Shareholders, page 3

2. Please revise to refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. In this regard, we note numerous references to "our VIEs" throughout the filing.

3.   Revise your diagram on page 4 to reflect the "Contractual Arrangements" between the WFOEs and VIEs with dashes but without arrows.

Risks Relating to Our VIEs and China Operations, page 5

4.   Please revise your disclosure to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Cash and Asset Flows Through Our Organization, page 6

5.   You disclose the amount of service fees that the VIEs paid to the WFOEs and their subsidiaries, net of the cash paid by the WFOEs and their subsidiaries to the VIEs. Please revise to separately disclose amounts paid by the VIEs to the WFOEs and their subsidiaries and amounts paid by the WFOEs and their subsidiaries to the VIEs. Also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

The Holding Foreign Companies Accountable Act, page 7

6.   Please revise here to also discuss the Accelerating Holding Foreign Companies Accountable Act (Accelerating HFCAA) rather than just including a cross reference to risk factors elsewhere in the filing. Discuss the specific time frames for complying with the Accelerating HFCAA and discuss the impact to your company if you are unable to timely comply. In this regard, your disclosures both here and on page 47 should be clear as to whether the related risks and uncertainties could cause the value of your ADSs to become worthless.

Approvals required from the PRC Authorities for Offering Securities to Foreign Investors, page 8

7.   We note your disclosure that in connection with previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, your PRC subsidiaries, and the VIEs, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the China Securities Regulatory Commission (CSRC) (ii) have not received any requirement from competent PRC government authorities to go through cybersecurity review by the Cyberspace Administration of China (CAC) and (iii) have not received nor were denied such requisite permissions by any PRC authority. Please also disclose whether you relied on the opinion of counsel in making this determination. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need such permissions or approvals. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)

applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Financial Information Related to Our VIEs, page 8

8.   Please address the following as it relates to your Selected Condensed Consolidated financial statements:
   •   Revise to include a separate column for the WFOEs that are the primary beneficiaries of the VIEs.
   •   Revise the reference to primary beneficiary here and elsewhere throughout the filing to clarify that you are "primary beneficiary" of the VIEs for accounting purposes only.
   •   Revise the balance sheet line item reference to "Investment in subsidiaries and VIEs," as this implies the VIE arrangements are similar to an equity method investment.
   •   Revise to add shareholders' equity line item(s) to the balance sheets.
   •   Revise to present the service fee expense paid by the VIEs to the primary beneficiary separately from the other costs and expenses of the VIEs.
   •   Revise to remove "VIEs" from the line item "Share of income (loss) of subsidiaries and VIEs" and adjust the amounts accordingly as this also implies the VIE arrangements are similar to an equity method investment.
   •   Revise to refer to these schedules as condensed consolidating statements.

Risks Relating to Our Corporate Structure
We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection..., page 32

9.   Please revise to more clearly disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 99

10.   You disclose the increase in colocation services revenue was due to the growth of your business. Please revise to better describe the underlying reasons for this material change in quantitative or qualitative terms. For example, describe the extent to which changes are attributable to the change in pricing or changes to volume related to the number of data centers in service and/or the related capacity of such centers. Refer to Item 5.A of Form 20-F.

11.   There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state that the increase in cost of revenue from colocation services in China was primarily due to the increase in utility costs and depreciation expense. Also, you disclose that the decrease in general and administrative expense was primarily due to the

decrease in share-based compensation expense, management consulting services fees related to IPO and employee benefit expense. Please revise throughout to quantify each material factor, including any offsetting factor, that contributed to such change. In addition, you should remove vague terms such as "primarily" in favor of specific quantification.

Non-GAAP Measures, page 101

12.   Please revise to disclose net loss margin, the comparable GAAP measure to adjusted EBTIDA margin and adjusted net income margin, with greater prominence for each period presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

13.   Your non-GAAP measure, Adjusted Net Income, excludes depreciation and amortization of property and equipment and intangible assets resulting from business combinations, which you indicate is an item that you do not consider indicative of the performance of your business. Please revise to clarify that while you exclude such expenses in this measure, the revenue from the acquired companies is reflected in this measure and the acquired assets contribute to revenue generation.

Liquidity and Capital Resources
Cash Flows and Working Capital, page 104

14.   Your discussion of cash flow from operating activities appears to be a recitation of the changes already disclosed in the consolidated statement of cash flows. Please revise and expand this discussion to include the primary drivers and other material factors necessary to understand the company's cash flows from operating activities. We refer you to Section IV of SEC Release 33-8350.

Critical Accounting Estimates, page 106

15.   Please explain why you appear to include separate discussions of Critical Accounting Estimates and Critical Accounting Policies and Judgements or revise as necessary. Also, your current disclosures appear to repeat your accounting policy disclosures in Note 2. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to Item 5.E. of Form 20-F.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology